UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd., (NYSE: SFL) (“SFL” or the “Company”), dated February 5, 2020, announcing the sale and delivery of the 2002-built VLCC Front Hakata to an unrelated third party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	February 13, 2020	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Sale of Older VLCC

Press release from SFL Corporation Ltd. - February 5, 2020.

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) announces that it has today sold and delivered the 2002-built VLCC Front Hakata to an unrelated third party. The net cash proceeds to SFL was approximately $30 million after a compensation to Frontline Ltd. for the early termination of the charter. The Company does not expect a material book effect from the transaction.

The Front Hakata was the last vessel in the fleet remaining from the Company’s inception in 2004 and divesting of older vessels is part of SFL’s strategy to continuously renew and diversify its fleet. Following this transaction, the Company has two VLCCs remaining on charter to a subsidiary of Frontline Ltd.

February 5, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Investor and Analyst Contacts:
Aksel Olesen, Chief Financial Officer, SFL Management AS
+47 23 11 40 36
André Reppen, Senior Vice President & Chief Treasurer, SFL Management AS
+47 23 11 40 55

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, SFL Management AS
+47 23 11 40 11

About SFL

SFL has a unique track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company’s fleet of more than 90 vessels is split between tankers, bulkers, container vessels and offshore assets, and SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC’s petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.